

VIA FACSIMILE AND U.S. MAIL

July 23, 2007

Mr. Frederick J. Boyle
Corporate Controller and Chief Accounting Officer
DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432

> **Re: DPL Inc., File No. 1-9052**
> **The Dayton Power and Light Company, File No. 1-2385**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 22, 2007**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**

Dear Mr. Boyle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant